Exhibit 12.1

	Fiscal Years Ended
	January 28,	January 30,	January 31,	February 1,	February 2,
	2017	2016	2015	2014	2013
Net income (loss) attributed to Perry Ellis International, Inc.	$14,517	$(7,292)	$(37,175)	$(22,779)	$14,801
Add:
Income tax provision (benefit)	389	(432)	45,792	(11,615)	6,708
Interest expense and amortization of debt costs	7,513	9,350	14,435	15,092	15,217
Costs of early extinguishment of debt	195	5,121	—	—	—
Estimated operating lease interest (b)	5,418	5,588	5,403	5,506	4,882

Total earnings available for fixed charges	$28,032	$12,335	$28,455	$(13,796)	$41,608

Fixed Charges:
Interest expense and amortization of debt costs	$7,513	$9,350	$14,435	$15,092	$15,217
Costs of early extinguishment of debt	195	5,121	—	—	—
Estimated operating lease interest (b)	5,418	5,588	5,403	5,506	4,882

Total fixed charges	$13,126	$20,059	$19,838	$20,598	$20,099

Ratio of earnings to fixed charges	2.1	0.6	1.4	(a )	2.1

(a)	The earnings available for fixed charges for the year ended February 1, 2014 were inadequate to cover the total fixed charges. The coverage deficiencies in earnings available for fixed charges for a one-to-one ratio for the year ended February 1, 2014 were $6.8 million.
(b)	The estimated interest portions of operating leases were calculated based upon the company’s lease portfolio and cost of borrowing.